BOOTIE BEER CORPORATION
1890 Kentucky Avenue
Winter Park, Florida
32789

February 15, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Kurt Murao

Re:	Request for Withdrawal of Bootie Beer Corporation
Registration Statement on Form SB-2
Filed October 16, 2006
File No. 333-138015

Dear Mr. Murao:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby request, on behalf of Bootie Beer Corporation (the “Company”), that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form SB-2 initially filed with the Commission on October 16, 2006 (File No. 333-138015) (the “Registration Statement”), effective upon the date of filing of this letter with the Commission.

Should you have any questions or comments, please do not hesitate to call our attorney, Christopher P. Flannery, at 215-893-4954.

Very truly yours,

BOOTIE BEER CORPORATION

By:	Tania Torruella
Tania Torruella